

June 17, 2011

<u>Via Email</u>

Brian H. Sharples
President and Chief Executive Officer
HomeAway, Inc.
1011 W. Fifth Street, Suite 300
Austin, Texas 78703

> **Re: HomeAway, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed June 10, 2011**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed June 16, 2011**
> **File No. 333-172783**

Dear Mr. Sharples:

        We have reviewed your letter dated June 10, 2011 and the above-referenced filings, and have the following comments.

<u>Amendment No. 5 to Form S-1 Filed June 16, 2011</u>

<u>General</u>

1.   We will call you to discuss the price range you included.

<u>Principal and Selling Stockholders, page 141</u>

2.   Please tell us whether any of the legal entity selling shareholders are broker-dealers or affiliates of broker-dealers. For any broker-dealer affiliates, please revise to indicate whether they acquired the securities to be resold in the ordinary course of business, and whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Evan Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via Email
Paul Tobias, Esq.
Wilson Sonsini Goodrich & Rosati